Thomas Poletti
Manatt, Phelps & Phillips, LLP
Direct Dial: (714) 371-2501
E-mail: TPoletti@manatt.com

January 7, 2019

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Stacie Gorman
Office of Real Estate and Commodities

Re:	CaliberCos Inc. Offering Statement on Form 1-A Filed November 15, 2018 CIK No. 0001627282

Dear Ms. McManus and Ms. Gorman:

We are submitting this letter on a confidential basis on behalf of our client, CaliberCos Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated December 11, 2018 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed on a confidential basis with the SEC on November 15, 2018.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

General

1.	We are continuing to evaluate your response to comments 1 and 2 of our letter dated September 20, 2018 and may have further comment.

Response: The Company acknowledges the comment.

2.	Please revise throughout to clarify the extent to which you own the individual operating companies and related assets or whether you sponsor the individual operating companies and manage such companies. For example, on page 1 you state that you own and invest in real estate both on your own and through your operating companies. Please clarify how you own real estate and the extent to which you own or sponsor the operating companies. On page 2 you state that your revenues have grown as a result in growth of your asset base and service offerings. Please clarify if by “asset base” you refer to assets under management. On page 27 you refer to “your” portfolio of hotels. These are examples only, please revise throughout as necessary.

Response: Further to the Staff’s comment, clarifications have been made throughout the Offering Statement.

Risk Factors

Conflicts of interest exist between our company and related parties, page 17

3.	You state that your board of directors and executive officers have fiduciary duties to your shareholders. Please clarify if your board or the company has a fiduciary duty to investors in the funds.

Response: The disclosure has been revised to clarify that since the Company operates as a fund manager through a wholly-owned subsidiary, the Company has a fiduciary duty to investors in the funds it manages.

Our Bylaws have an exclusive forum for adjudication of disputes, page 18

4.	We note your response to comment 4 of our letter dated September 15, 2018 and revised disclosure indicating the exclusive forum provision is intended to apply to claims under the federal securities laws. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims under the federal securities laws, then please disclose that there is uncertainty as to whether a court would enforce such provision and state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to federal securities law, then please revise your bylaws to state this clearly.

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Response: As the Company intends the aforementioned provision to apply to claims under federal securities laws, the disclosure has been revised to indicate that there is uncertainty as to whether a court would enforce such provision and that shareholders will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder.

Use of Proceeds, page 21

5.	We note your response to comment 8 of our letter dated September 15, 2018. In response to our comment, you disclose that you will use proceeds to pay off debt with maturity rates ranging from June 2018 to December 2018. Please advise why debt with a maturity rate prior to December 2018 still remains outstanding. Please clarify if you are incurring penalties for failure to repay amounts past due. Please update through the date of your response as appropriate to account for loans maturing in December.

Response: The disclosure has been revised to reflect that the maturity date for such debt has been extended through December 2019.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Investment Valuations, page 50

6.	We note your response to comment 13. Please quantify the significant assumptions used to fair value your properties, such as discount rates, for each asset class in your portfolio.

Response: The disclosure has been revised to quantify the significant assumptions used by the Company to fair value its properties.

EBITDA and Adjusted EBITDA, page 52

7.	Please expand your disclosure to explain the nature of the additional interest that is added to EBITDA to arrive at Adjusted EBITDA.

Response: The disclosure has been revised to reflect impairment expense (which was previously labeled as “interest expense”) in arriving at Adjusted EBITDA.

Security Ownership of Management and Certain Stockholders, page 60

8.	We note your response to comment 14; however, your prior disclosure indicates that you granted stock options to Jade Leung and Roy Bade in 2018. Please confirm that such options are not exercisable within 60 days or revise your table to include the shares beneficially owned by Messrs. Leung and Bade.

Response: The disclosure has been revised to reflect that a portion of the stock options granted to Messrs. Leung and Bade in 2018 are exercisable within sixty (60) days.

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Interest of Management and Others in Certain Transactions, page 61

9.	On page F-84 you describe the Company’s agreement to repurchase shares from non- participating founders at $2.70 per share. Please provide additional detail regarding this transaction, including the identity of the founders and the amount of shares covered by the agreement or tell us why you believe such disclosure is not required.

Response: The disclosure has been revised to indicate the identity of the non-participating founder and the amount of shares covered by such agreement to repurchase shares from such non-participating founder.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-15

10.	We note your response to comment 19. Please explain why you have characterized $8.4 million related to the sale of the Uptown Apartment Complex as revenue, citing relevant accounting literature.

Response: The presentation of the sale of the Uptown Apartment Complex has been revised to reflect the Company’s accounting policy, which has been clarified on F-15.

Note 12 – Redeemable Preferred Stock

Series A Preferred Stock, page F-43

11.	We note your response to comment 20 and that you do not believe that the Series A Preferred Stock should be classified as a liability. Please tell us what consideration you gave to ASC 480-10-25-11, which states that all obligations that permit the holder to require the issuer to transfer assets result in liabilities, regardless of whether the settlement alternatives have the potential to differ.

Response: ASC 480-10-25-11 states in relevant part that “All obligations that permit the holder to require the issuer to transfer assets result in liabilities, regardless of whether the settlement alternatives have the potential to differ.”

The Company has considered this guidance and concludes that the Series A Preferred Stock would be otherwise considered a liability if it was mandatorily redeemable on the date that it is issued. However, the Company believes that given the put option granted to the holder, as described in further detail below, the Series A Preferred Stock should not be classified as a liability unless and until the Series A Preferred Stock remains outstanding as of the applicable mandatory redemption date.

The terms of the Series A Preferred Stock provide that the Series A Preferred Stock have a fixed date of redemption which is 4 years after the date of issuance. The Series A Preferred Stock also contain a put option which allows the holder to convert the Series A Preferred Stock into common stock of the Company at any time prior to redemption. As a result, the Company concludes that the Series A Preferred Stock would not meet the characteristics of being mandatorily redeemable until the conversion option expires. The Company considers the Series A Preferred Stock as contingently or optionally redeemable, as the possibility of the holder opting for conversion into common shares exists, and if opted by the holder, would obviate redemption. At the time of issuance, the Company considers such conversion rights substantive because the conversion is at least equal to the value of the Series A Preferred Stock and the conversion right only expires once the Company redeems such shares of Series A Preferred Stock.

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As a result, if the Series A Preferred Stock was still outstanding on the redemption date, such instruments would be considered mandatorily redeemable on or after such date, and the Company would reclassify the outstanding Series A Preferred Stock to a liability. The Company believes that this conclusion is consistent with the implementation guidance in ASC 480-10-55-11.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:	John C. Loeffler, II, Chief Executive Officer
Jade Leung, Chief Financial Officer
CaliberCos Inc.

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